Exhibit 21

LIST OF SUBSIDIARIES

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held

G.U. Asia Limited	Hong Kong, a limited liability company	Investment holding and business activities in Asian region	HK$10,000	100%

G.U. International Limited	The Republic of Seychelles, a limited liability company	Investment holding	US$2,000	100%

Phnom Penh Golden Corridor Trading Co. Limited (“PPGCT”)	The kingdom of Cambodia, a private limited liability company	Property holding and development	4,065,000,000 Cambodian Riels, denoted by KHR (equal to US$1,000,000)	48%